UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:	000-51471

BRONCO DRILLING COMPANY, INC.

(Exact name of registrant as specified in its charter)

16217 North May Avenue

Edmond, Oklahoma

(405) 242-4444

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Bronco Drilling Company, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 16, 2011	Bronco Drilling Company, Inc.

	By:	/s/ Jennifer M. Grigsby
	Name:	Jennifer M. Grigsby
	Title:	Senior Vice President, Treasurer and Corporate Secretary

[Bronco Drilling Company, Inc. Form 15]